Management’s Discussion & Analysis

For the three and six months ended August 31, 2007

October 4, 2007

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines include blueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is focused on increasing the distribution of its existing branded healthy beverage products, developing a number of new products, building its bottling services business and controlling overhead costs.

Overall Performance
The major developments during the six months to August 31, 2007 included:

  The Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;
  The Company launched its new line of “Stoked™” energy drinks;
  The Company secured the listing of four of its “TrueBlue®” juice products with certain banners of The Kroger® Co., a major US grocery chain;
  The Company was appointed as the exclusive Canadian distributor for the “BooKoo®” line of energy drinks;
  The Company commenced co-packing of its “TrueBlue®” juice products in the US;
  The bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and
  The Company’s contract to distribute Hansen’s® products was terminated on April 15, 2007.

For the three months ended August 31, 2007, the Company reported gross sales of $8.3 million and a net loss of $1.5 million as compared to gross sales of $15.7 million and net income of $0.3 million in the corresponding quarter of the prior year. For the six months ended August 31, 2007, the Company reported gross sales of $18.9 million and a net loss of $1.6 million as compared to gross sales of $29.0 million and net income of $0.6 million in the corresponding period of the prior year. The decrease in profitability in 2007 as compared to the corresponding periods in 2006 was primarily the net result of:

  lower sales resulting from the termination of certain non-core customer relationships;
  an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen’s® distribution agreement.

During the quarter ended August 31, 2007, the Company completed a private placement of common stock raising net proceeds of $8.9 million which the Company intends to use for the marketing of its proprietary beverage brands and for general working capital purposes. After deducting the cash used in operating, investing and other financing activities, the net increase in cash and short-term investments for the period was $4.2 million. As at August 31, the Company had total net working capital of $6.3 million and unused borrowing capacity of $1.8 million on its revolving bank line of credit.

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Results of Operations

SALES

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 2,829,872	$ 4,983,680	($ 2,153,808)
Distribution and Other	$ 5,504,922	$ 10,756,591	($ 5,251,669)

Total Gross Sales	$ 8,334,794	$ 15,740,271	($ 7,405,477)
Discounts, rebates
and slotting fees	($ 1,107,289)	($ 1,216,479)	$ 109,190
Net Sales	$ 7,227,505	$ 14,523,792	($ 7,296,287)

The decrease in gross sales for the three months ended August 31, 2007 was the net result of the following:

  A decrease of $7.8 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.7 million relating to higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands; and
  A decrease of $0.3 million relating to sales of other products and the effects of changes in currencies on gross sales.

Discounts, rebates and slotting fees for the three months ended August 31, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with the expansion of the Company’s brands in the United States.

	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 5,451,780	$ 9,448,824	($ 3,997,044)
Distribution
and Other	$ 13,440,823	$ 19,525,755	($ 6,084,932)
Total Gross Sales	$ 18,892,603	$ 28,974,579	($ 10,081,976)
Discounts, rebates
and slotting fees	($ 2,127,386)	($ 2,343,890)	$ 216,504
Net Sales	$ 16,765,217	$ 26,630,689	($9,865,472)

The decrease in gross sales for the six months ended August 31, 2007 was the net result of the following:

  A decrease of $11.7 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $2.1 million relating to higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands; and
  A decrease of $0.5 million relating to sales of other products and the effects of changes in currencies on gross sales.

Discounts, rebates and slotting fees for the six months ended August 31, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with the expansion of the Company’s brands in the United States.

COST OF SALES

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 1,464,765	$ 2,618,942	($ 1,154,177)
Distribution and Other	$ 4,232,005	$ 7,470,100	($ 3,238,095)

Total Cost of Sales	$ 5,696,770	$ 10,089,042	($ 4,392,272)

Cost of sales for the quarter ended August 31, 2007 decreased as the net result of the following:

  A decrease of $4.8 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.4 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower sales of other products and the effects of changes in currencies on cost of sales;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.
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	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 2,975,273	$ 5,087,045	($ 2,111,772)
Distribution and Other	$ 9,900,873	$ 13,534,482	($ 3,633,609)
Total Cost of Sales	$ 12,876,146	$ 18,621,527	($ 5,745,381)

Cost of sales for the six months ended August 31, 2007 decreased as the net result of the following:

  A decrease of $7.0 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $1.3 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower sales of other products and the effects of changes in currencies on cost of sales;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

MARGIN

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 1,207,934	$ 2,201,599	($ 993,665)
Distribution and Other	$ 322,801	$ 2,233,151	($ 1,910,350)
Total Margin	$ 1,530,735	$ 4,434,750	($ 2,904,015)
Margin Percentage	21.2%	30.5%	(9.3%)

Margin for the quarter ended August 31, 2007 decreased as the net result of the following:

  A decrease of $3.0 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.1 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower discounts, rebates and slotting fees;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

On a percentage basis, margin for the quarter declined by 9.3% as a result of higher freight costs and higher discounts, rebates and slotting fees as a percentage of sales.

	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 2,178,889	$ 4,093,678	($ 1,914,789)
Distribution and Other	$ 1,710,182	$ 3,915,484	($ 2,205,302)
Total Margin	$ 3,889,071	$ 8,009,162	($ 4,120,091)

Margin Percentage	23.2%	30.1%	(6.9%)

Margin for the six months ended August 31, 2007 decreased as the net result of the following:

  A decrease of $4.7 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.6 million relating to:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower discounts, rebates and slotting fees;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

On a percentage basis, margin for the six months declined by 6.9% as a result of higher freight costs and higher discounts, rebates and slotting fees as a percentage of sales.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES
For the quarter ended August 31, 2007, selling, general and administration expenses decreased by $381,000 as compared to the corresponding period in the previous year. The decrease was primarily the net result of the following:

  lower plant overhead costs of $268,000 as a result of the closing of the Richmond plant;
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  lower commission expenses of $197,000 due to lower sales volumes;
  lower sales salaries expense of $166,000;
  higher marketing expenses of $111,000; and
  higher corporate and administration expenses of $102,000.

For the six months ended August 31, 2007, sales, general and administration expenses increased by $186,000 as compared to the corresponding period in the previous year. The increase was primarily the net result of the following:

  non-recurring expenses related to the relocation of the Richmond plant equipment of $360,000;
  higher marketing expenses of $359,000 to promote the Company’s new and existing brands;
  higher corporate and administration expenses of $115,000;
  lower plant overhead costs of $378,000 as a result of the closing of the Richmond plant;
  lower commission expenses of $227,000 due to lower sales volumes; and
  lower sales salaries expense of $199,000.

OTHER EXPENSES AND INCOME

For the three and six month periods ended August 31, 2007, amortization was lower than in the corresponding periods as a result of lower Property, Plant and Equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation.

For the six months ended August 31, 2007, other income was $1,226,506 relating to the termination of the Hansen’s® contract in the quarter ended May 31, 2007.

For the quarter ended August 31, 2007, the Company recorded a non-cash income tax recovery of $432,000 corresponding to operating losses in the Canadian operating entity, as compared to an expense of $309,000 in the corresponding quarter of the prior year. For the six months ended August 31, 2007, the non-cash income tax recovery was
$300,000 as compared to an expense of $491,000 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

		AUGUST 31			MAY 31			FEBRUARY 28				NOVEMBER 30
		2007	2006		2007	2006		2007		2006		2006		2005
Net sales / operating revenue		$7,227,505	$14,523,792		$9,537,711	$12,106,898		$8,725,111		$8,079,388		$10,402,524		$8,846,295
Net Income (loss)	$	(1,458,592)	$319,913	$	(185,081)	$264,843	$	(3,555,670)	$	(866,883)	$	(583,770)	$	(550,880)
Net Income (loss) per share	$	(0.08)	$0.02	$	(0.01)	$0.02		$(0.23)	$	(0.05)		$(0.04)	$	(0.04)
Net Income (loss) per share,
diluted		$(0.08)	$0.02	$	(0.01)	$0.02	$	(0.23)		$(0.05)	$	(0.04)		$(0.04)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The stock based compensation rules create a non-cash expense to selling, general and administration expenses. Income/loss by quarter would be as follows without this expense:

		AUGUST 31			MAY 31			FEBRUARY 28				NOVEMBER 30
		2007	2006		2007	2006		2007		2006		2006		2005
Net Income (loss)	$	(1,458,592)	$319,913	$	(185,081)	$264,843	$	(3,555,670)	$	(866,883)	$	(583,770)	$	(550,880)
Stock based compensation		$51,822	$198,813		$81,593	$125,128		$87,621		$83,370		$158,065		$55,165
Income (loss) excluding stock based
compensation expense	$	(1,406,770)	$518,726	$	(103,488)	$389,971	$	(3,468,049)		$(783,513)	$	(425,705)		$(495,715)

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CASH FLOWS

	Three months	Three months
Cash provided by	ended	ended
(used in):	August 31, 2007	August 31, 2006	Change

Operating activities	($ 1,968,763)	$ 780,147	($ 2,748,910)
Investing activities	($ 687,770)	($ 111,658)	($ 576,112)
Financing activities	$ 6,881,600	($ 668,489)	$ 7,550,089

The increase in cash used in operating activities for the three months ended August 31, 2007 was primarily a result of the increased loss for the period together with a reduction of accounts payable as the Company used its recently improved cash position to leverage its relationships with its suppliers. Inventories were an offsetting increased source of cash as the Company reduced inventory as a result of the discontinued sales of Hansen’s® and other products.

The increase in cash used in investing activities for the three months ended August 31, 2007 was a result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies. During the quarter the Company also realized $236,000 on the sale of certain equipment from the Richmond plant.

The increase in cash provided by financing activities was primarily the result of the common share and warrant issue that was completed on August 9, 2007 resulting in net proceeds of $8,926,000 (after deducting share issuance expenses of $974,000). Offsetting this was an increased use of cash resulting from repayments on the revolving bank line of credit.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2007	August 31, 2006	Change

Operating activities	($ 2,548,537)	($ 634,490)	($ 1,914,047)
Investing activities	($ 993,708)	($ 222,092)	($ 771,616)
Financing activities	$ 7,767,312	$ 856,582	$ 6,910,730

For the six months ended August 31, 2007, the increase in cash used in operating activities was from the increased loss for the period together with a reduction of accounts payable. Inventories were an offsetting increased source of cash as the Company reduced inventories as a result of the discontinued sales of Hansen’s® and other products. Accounts receivable were also an offsetting increase in cash as sales were trending lower in the current period as compared to increasing sales in the prior period.

The increase in cash used in investing activities in the six months ended August 31, 2007 was the net result of the addition of equipment in the Edmonton plant and the sale of certain equipment from the Richmond plant, both as noted above.

The increase in cash provided by financing activities in the six months ended August 31, 2007 was the net result of an increase resulting from the common share and warrant issue noted above, a decrease resulting from repayments of the revolving bank line of credit and an increase relating to proceeds of long-term debt used to purchase production equipment.

Liquidity and Capital Resources
As at August 31, 2007, the Company had working capital of $6,292,000 (including cash and cash equivalents of $4,225,000) and an unused portion of the revolving bank line of credit of $1,845,000 (the revolving line of credit has a limit of $5,207,000 (Cdn $5,500,000) subject to the availability of eligible collateral and at August 31, 2007, the actual limit based on eligible collateral was $3,977,000).

The Company has secured a commitment for a lease of up to $3,787,000 (Cdn $4,000,000) for its capital projects for the fiscal year ending February 29, 2008. At this time, the Company expects to draw down approximately $2,300,000 of this commitment to fund capital expenditures incurred to date along with expected capital expenditures for the period to February 29, 2008.

At the end of the previous quarter, the Company was not in compliance with the current ratio or the tangible net worth covenants on its loans from its bank. Since that time the Company has completed the above noted common share and warrant issue on August 9, 2007 and as a result, the Company is now in compliance with these covenants.

Trend Information
While sales in the current fiscal periods are lower than the comparable prior periods as a result of the termination of certain customer relationships explained in the Results of Operations section above, sales of non-carbonated beverages, and particularly healthy beverages are trending upwards. Specifically, sales of the Company’s branded beverage products are up by 34% for the three month period ended August 31, 2007 as compared to the corresponding three month period in 2006.

The Company’s major expenses are blueberry and other juice concentrates, goods purchased for resale, packaging materials and wages. While prices for juice concentrates continue to fluctuate, there is no significant net trend in our major expenses.

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Related Party Transactions
Significant transactions with related parties are disclosed in the Company’s annual financial statements.

A company related by a director in common, acted as the Placement Agent for the Company’s common share and warrant issue completed in August 2007. The Placement Agent’s compensation included commissions of $693,000 and 167,000 common share purchase warrants. The warrants were on the same terms as the warrants issued in the related common share and warrant placement.

Since the last fiscal year end, the Company has engaged a marketing consultant in a contract capacity from a company related to the President. The amounts paid in the quarter and six months ended August 31, 2007 were $16,503 and $21,800 respectively.

Disclosure of Outstanding Share Data
At October 3, 2007, the Company had 19,952,591 issued and outstanding common shares, 1,365,831 issued and outstanding stock options, of which 941,417 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

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